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EXHIBIT 7

Consolidated Report of Condition of
THE BANK OF NEW YORK
of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business December 31, 2003, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$3,752,987
Interest-bearing balances	7,153,561
Securities:
Held-to-maturity securities	260,388
Available-for-sale securities	21,587,862
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices	165,000
Securities purchased under agreements to resell	2,804,315
Loans and lease financing receivables:
Loans and leases held for sale	557,358
Loans and leases, net of unearned income	36,255,119
LESS: Allowance for loan and lease losses	664,233
Loans and leases, net of unearned income and allowance	35,590,886
Trading Assets	4,892,480
Premises and fixed assets (including capitalized leases)	926,789
Other real estate owned	409
Investments in unconsolidated subsidiaries and associated companies	277,788
Customers' liability to this bank on acceptances outstanding	144,025
Intangible assets
Goodwill	2,635,322
Other intangible assets	781,009
Other assets	7,727,722

Total assets	$89,257,901

LIABILITIES
Deposits:
In domestic offices	$33,763,250
Noninterest-bearing	14,511,050
Interest-bearing	19,252,200
In foreign offices, Edge and Agreement subsidiaries, and IBFs	22,980,400
Noninterest-bearing	341,376
Interest-bearing	22,639,024
Federal funds purchased and securities sold under agreements to repurchase
Federal funds purchased in domestic offices	545,681
Securities sold under agreements to repurchase	695,658
Trading liabilities	2,338,897
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	11,078,363

Bank's liability on acceptances executed and outstanding	145,615
Subordinated notes and debentures	2,408,665
Other liabilities	6,441,088

Total liabilities	$80,397,617

Minority interest in consolidated subsidiaries	640,126
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,284
Surplus	2,077,255
Retained earnings	4,955,319
Accumulated other comprehensive income	52,300
Other equity capital components	0

Total equity capital	8,220,158

Total liabilities minority interest and equity capital	$89,257,901

        I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,
Senior Vice President and Comptroller

        We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi Gerald L. Hassell Alan R. Griffith	]	Directors

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  EXHIBIT 7